SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

63009R109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NUMBER 64051T100	Page 2 of 24 Pages

1.	Names of reporting persons Draper Fisher Jurvetson Fund VII, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,789,450* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,789,450* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,789,450* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.98%
12.	Type of reporting person (see instructions) PN

*	Includes 1,703,722 shares of common stock and an additional 85,728 shares of common stock that may be acquired pursuant to the exercise of warrants held of record by Draper Fisher Jurvetson Fund VII, L.P.

13G

CUSIP NUMBER 64051T100	Page 3 of 24 Pages

1.	Names of reporting persons Draper Fisher Jurvetson Fund VII Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,789,450*† (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,789,450*† (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,789,450*† (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.98%
12.	Type of reporting person (see instructions) PN

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.
†	Includes 1,703,722 shares of common stock and an additional 85,728 shares of common stock that may be acquired pursuant to the exercise of warrants held of record by Draper Fisher Jurvetson Fund VII, L.P.

13G

CUSIP NUMBER 64051T100	Page 4 of 24 Pages

1.	Names of reporting persons DFJ Fund VII, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,789,450*† (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,789,450*† (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,789,450*† (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.98%
12.	Type of reporting person (see instructions) OO

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.
†	Includes 1,703,722 shares of common stock and an additional 85,728 shares of common stock that may be acquired pursuant to the exercise of warrants held of record by Draper Fisher Jurvetson Fund VII, L.P.

13G

CUSIP NUMBER 64051T100	Page 5 of 24 Pages

1.	Names of reporting persons Draper Fisher Jurvetson Partners VII, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 26,096* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 26,096* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 26,096* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.15%
12.	Type of reporting person (see instructions) OO (limited liability company)

*	Includes 24,847 shares of common stock and an additional 1,249 shares of common stock that may be acquired pursuant to the exercise of warrants held of record by Draper Fisher Jurvetson Partners VII, LLC.

13G

CUSIP NUMBER 64051T100	Page 6 of 24 Pages

1.	Names of reporting persons Draper Associates, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 32,154 (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 32,154 (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 32,154 (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.18%
12.	Type of reporting person (see instructions) PN

13G

CUSIP NUMBER 64051T100	Page 7 of 24 Pages

1.	Names of reporting persons Draper Associates, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 32,154* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 32,154* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 32,154* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.18%
12.	Type of reporting person (see instructions) CO

*	All of these shares are owned by Draper Associates, L.P

13G

CUSIP NUMBER 64051T100	Page 8 of 24 Pages

1.	Names of reporting persons Draper Associates Riskmasters Fund II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 12,002 (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 12,002 (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 12,002 (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.07%
12.	Type of reporting person (see instructions) OO (limited liability company)

13G

CUSIP NUMBER 64051T100	Page 9 of 24 Pages

1.	Names of reporting persons Draper Associates Riskmasters Fund, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,989 (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,989 (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,989 (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.01%
12.	Type of reporting person (see instructions) OO (limited liability company)

13G

CUSIP NUMBER 64051T100	Page 10 of 24 Pages

1.	Names of reporting persons Timothy C. Draper
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,861,691* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,861,691* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,861,691* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.38%
12.	Type of reporting person (see instructions) IN

*	Of these shares, 1,789,450 shares are held directly by Draper Fisher Jurvetson Fund VII, L.P., 26,096 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC, 32,154 shares are directly held by Draper Associates, L.P. Mr. Draper is the President of Draper Associates, Inc., the General Partner of Draper Associates L.P. and has shared investment and voting power. Also includes 12,002 shares held directly by Draper Associates Riskmasters Fund II, LLC (“DARFII”) and 1,989 shares held directly by Draper Associates Riskmasters Fund, LLC (“DARF”). Mr. Draper is the Manager of DARFII and DARF and has shared investment and voting power.

13G

CUSIP NUMBER 64051T100	Page 11 of 24 Pages

1.	Names of reporting persons John H. N. Fisher
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,815,546* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,815,546* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,815,546* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.12%
12.	Type of reporting person (see instructions) IN

*	Of these shares, 1,789,450 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P. and 26,096 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC.

13G

CUSIP NUMBER 64051T100	Page 12 of 24 Pages

1.	Names of reporting persons Stephen T. Jurvetson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,815,546* (See Items 2 and 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,815,546* (See Items 2 and 4)
9.	Aggregate amount beneficially owned by each reporting person 1,815,546* (See Items 2 and 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.12%
12.	Type of reporting person (see instructions) IN

*	Of these shares, 1,789,450 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P. and 26,096 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC.

13G

CUSIP NUMBER 64051T100	Page 13 of 24 Pages

Item 1(a) Name of Issuer: NanoString Technologies, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

530 Fairview Avenue, N., Suite 2000

Seattle, WA 98109

Item 2. This Schedule 13G is filed on behalf of (i) Draper Fisher Jurvetson Fund VII, L.P., a Cayman Islands exempted limited partnership, (ii) Draper Fisher Jurvetson Fund VII Partners, L.P., a Cayman Island exempted limited partnership, (iii) DFJ Fund VII, Ltd., a Cayman Islands limited liability company, (iv) Draper Fisher Jurvetson Partners VII, LLC, a California limited liability company, (v) Draper Associates, L.P., a California limited partnership, (vi) Draper Associates, Inc., a California corporation, (vii) Draper Associates Riskmasters Fund II, LLC, a California limited liability company, (viii) Draper Associates Riskmasters Fund, LLC, a Delaware limited liability company, (ix) Timothy C. Draper, a United States citizen (“Draper”), (x) John H. N. Fisher, a United States citizen (“Fisher”), and (xi) Stephen T. Jurvetson, a United States citizen (“Jurvetson”).

Relationships

(1) Draper Fisher Jurvetson Fund VII, L.P. (“Fund VII”), is a Cayman Island exempted limited partnership. Messrs. Draper, Fisher and Jurvetson are the Managing Directors of the general partner of Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Fund VII except to the extent of their pecuniary interest therein.

(2) Draper Fisher Jurvetson Fund VII Partners, L.P. (“Partners VII”) is the general partner of Fund VII. DFJ Fund VII, Ltd. is its general partner (“Fund VII Ltd.”). The managing directors of Fund VII Ltd. are Messrs. Draper, Fisher and Jurvetson. Partners VII, Fund VII Ltd. and Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Fund VII and Partners VII except to the extent of their pecuniary interest therein.

(3) Draper Fisher Jurvetson Partners VII, LLC (“Partners Fund LLC”) is a side-by-side fund of Fund VII. The managing members of Partners Fund LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners Fund LLC securities are made automatically in conjunction with decisions by Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Partners Fund LLC except to the extent of their pecuniary interest therein.

(4) Draper Associates, L.P. (“Draper Associates, L.P.”). The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Associates, Inc., which is controlled by its President and majority shareholder, Timothy C. Draper. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates, L.P. except to the extent of his pecuniary interest therein.

(5) Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, which is the general partner of Draper Associates, L.P. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates except to the extent of his pecuniary interest therein.

13G

CUSIP NUMBER 64051T100	Page 14 of 24 Pages

(6) Draper Associates Riskmasters Fund II, LLC, is a California limited liability company (“DARFII”). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

(7) Draper Associates Riskmasters Fund, LLC, is a Delaware limited liability company (“DARF”). Mr. Draper is the managing member of DARF and he disclaims beneficial ownership of the shares held by DARF except to the extent of his pecuniary interest therein.

Item 2(a)	Name of person filing:

Draper Fisher Jurvetson Fund VII, L.P.

Draper Fisher Jurvetson Fund VII Partners, L.P.

DFJ Fund VII, Ltd.

Draper Fisher Jurvetson Partners VII, LLC

Draper Associates, L.P.

Draper Associates, Inc.

Draper Associates Riskmasters Fund II, LLC

Draper Associates Riskmasters Fund, LLC

Timothy C. Draper

John H. N. Fisher

Stephen T. Jurvetson

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(c)	Citizenship:

Draper Fisher Jurvetson Fund VII, L.P.	Cayman Islands
Draper Fisher Jurvetson Fund VII Partners, L.P.	Cayman Islands
DFJ Fund VII, Ltd.	Cayman Islands
Draper Fisher Jurvetson Partners VII, LLC	California
Draper Associates, L.P.	California
Draper Associates, Inc.	California
Draper Associates Riskmasters Fund II, LLC	California
Draper Associates Riskmasters Fund, LLC	Delaware
Timothy C. Draper	United States
John H. N. Fisher	United States
Stephen T. Jurvetson	United States

13G

CUSIP NUMBER 64051T100	Page 15 of 24 Pages

Item 2(d) Title of class of securities:	Common Stock, par value $0.0001 per share.

The Issuer registered its Common Stock on a Form 8-A12B Registration Statement filed with the SEC on June 21, 2013. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e)	CUSIP No.: 63009R109

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund VII, L.P.

A.	Amount Beneficially owned: 1,789,450

B.	Percent of Class: 9.98%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,789,450

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,789,450

13G

CUSIP NUMBER 64051T100	Page 16 of 24 Pages

Draper Fisher Jurvetson Fund VII Partners, L.P.

A.	Amount Beneficially owned: 1,789,450

B.	Percent of Class: 9.98%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,789,450

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,789,450

DFJ Fund VII, Ltd.

A.	Amount Beneficially owned: 1,789,450

B.	Percent of Class: 9.98%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,789,450

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,789,450

Draper Fisher Jurvetson Partners VII, LLC

A.	Amount Beneficially owned: 26,096

B.	Percent of Class: 0.15%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 26,096

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 26,096

Draper Associates, L.P.

A.	Amount Beneficially owned: 32,154

B.	Percent of Class: 0.18%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 32,154

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 32,154

13G

CUSIP NUMBER 64051T100	Page 17 of 24 Pages

Draper Associates, Inc.

A.	Amount Beneficially owned: 32,154

B.	Percent of Class: 0.18%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 32,154

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 32,154

Draper Associates Riskmasters Fund II, LLC

A.	Amount Beneficially owned: 12,002

B.	Percent of Class: 0.07%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 12,002

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 12,002

Draper Associates Riskmasters Fund, LLC

A.	Amount Beneficially owned: 1,989

B.	Percent of Class: 0.01%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,989

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,989

Timothy C. Draper

A.	Amount Beneficially owned: 1,861,691

B.	Percent of Class: 10.38%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,861,691

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,861,691

John H. N. Fisher

A.	Amount Beneficially owned: 1,815,546

B.	Percent of Class: 10.12%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,815,546

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,815,546

13G

CUSIP NUMBER 64051T100	Page 18 of 24 Pages

Stephen T. Jurvetson

A.	Amount Beneficially owned: 1,815,546

B.	Percent of Class: 10.12%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,815,546

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,815,546

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

13G

CUSIP NUMBER 64051T100	Page 19 of 24 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP NUMBER 64051T100	Page 20 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Draper Fisher Jurvetson Fund VII, L.P.
By: Draper Fisher Jurvetson Fund VII Partners, L.P. (General Partner)
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H.N. Fisher
Name:	John H.N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund VII Partners, L.P.
By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H.N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund VII, Ltd.

By:	/s/ John H.N. Fisher
Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Partners VII, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

13G

CUSIP NUMBER 64051T100	Page 21 of 24 Pages

Draper Associates, L.P.
By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates Riskmasters Fund II, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H.N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

13G

CUSIP NUMBER 64051T100	Page 22 of 24 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith